Buenos Aires, March 3rd, 2017.

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.:    Relevant Fact. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you to provide an update in relation with the shares acquired by Pampa Energia S.A. (the “Company”) in the process to repurchase its own shares in accordance with art. 64 of Law 26.831 and the National Securities Commission (“Comisión Nacional de Valores”) regulation that will be destined for the implementation of a Share Compensation Plan approved by the Board of Directors on its meeting held on February 8, 2017.

To this regard, I inform that the Company has acquired 25,000 of its own ordinary shares, with a nominal value of AR$1 each, and one vote per share; and 20,280 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of Shares	Price AR$	Total Amount - AR$	Broker
Mar-03-17	25,000	28.8898	722,245	Allaria Ledesma y Cia S.A.

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
Mar-03-17	20,280	46.8857	950,841	Allaria Ledesma y Cia S.A.

Sincerely.

________________________________

María Agustina Montes

Head of Market Relations